Exhibit 12
SWIFT TRANSPORTATION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.

	Successor						Predecessor
							January 1,
							2007
			Year Ended				Through	Year Ended
	Three Months Ended March 31,		December 31,				May 10,	December 31,
(Dollars in thousands)	2011	2010	2010	2009	2008	2007	2007	2006

Earnings available to cover fixed charges:
Income (loss) before income taxes	$3,205	$(53,001)	$(168,845)	$(108,995)	$(135,187)	$(330,504)	$(34,999)	$221,274
Fixed charges	45,900	90,258	337,453	272,725	257,147	195,276	12,965	35,088
Earnings available to cover fixed charges	$49,105	$37,257	$168,608	$163,730	$121,960	$(135,228)	$(22,034)	$256,362
Fixed Charges
Interest expense	$37,501	$62,596	$251,129	$200,512	$222,177	$171,115	$9,454	$26,870
Derivative interest expense (income)	4,680	23,714	70,399	55,634	18,699	13,233	(177)	(1,134)
Interest portion of rental expense	3,719	3,948	15,925	16,579	16,271	10,928	3,688	9,352
Total fixed charges	$45,900	$90,258	$337,453	$272,725	$257,147	$195,276	$12,965	$35,088
Ratio of earnings to fixed charges (a)	1.07	0.41	0.50	0.60	0.47	—	—	7.31

(a)	Our earnings were insufficient to cover fixed charges by approximately $53 million for the three months ended March 31, 2010 and by $169 million, $109 million, $135 million, $331 million, and $35 million for the years ended December 31, 2010, 2009, 2008, 2007, and that of our predecessor for the period from January 1, 2007 through May 10, 2007, respectively.